                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 SCHEDULE 13D/A


                    Under the Securities Exchange Act of 1934
                                (Amendment No. 5)



             UNITED TRUST GROUP, INC. (FORMERLY, UNITED TRUST, INC.)
                                (Name of Issuer)


                           COMMON STOCK, NO PAR VALUE
                         (Title of Class of Securities)


                                    913111209
                                 (CUSIP Number)

                                   Jill Martin
                          First Southern Bancorp, Inc.
                 P.O. Box 328, Stanford, KY. 40484 (606 365-3555)
        (Name, Address and Telephone Number of Person Authorized to Receive
                            Notices and Communications)

                                  October 14, 1999
             (Date of Event which requires filing of this Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box [ ]

CUSIP No. 913111209               13D                        Page 2 of 13 Pages
-------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       First Southern Funding, LLC *
-------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
       (a)  [X]
       (b)  [ ]
-------------------------------------------------------------------------------
3      SEC USE ONLY
-------------------------------------------------------------------------------
4      SOURCE OF FUNDS
       WC, BK
-------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
       REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

-------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION
       Kentucky
-------------------------------------------------------------------------------
                     7    SOLE VOTING POWER
NUMBER OF                      794,923*
SHARES         --------------------------------------------------
BENEFICIALLY         8    SHARED VOTING POWER
OWNED BY                         0*
EACH           --------------------------------------------------
REPORTING            9    SOLE DISPOSITIVE POWER
PERSON                         794,923*
WITH           --------------------------------------------------
                    10    SHARED DISPOSITIVE POWER
                                    0*
-------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
       REPORTING PERSON
       794,923*
-------------------------------------------------------------------------------
12     CHECK IF THE  AGGREGATE  AMOUNT  IN  ROW 11
       EXCLUDES CERTAIN
       SHARES (SEE INSTRUCTIONS)
       [X]
-------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
       24.2%
-------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON
       CO
-------------------------------------------------------------------------------

*  See response to Item 5

CUSIP No. 913111209                   13D                    Page 3 of 13 Pages
-------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       First Southern Bancorp, Inc.
-------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
       (a)  [X]
       (b)  [ ]
-------------------------------------------------------------------------------
3      SEC USE ONLY
-------------------------------------------------------------------------------
4      SOURCE OF FUNDS
       WC, BK
-------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
       REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

-------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION
       Kentucky
-------------------------------------------------------------------------------
                      7    SOLE VOTING POWER
NUMBER OF                       125,825*
SHARES         --------------------------------------------------
BENEFICIALLY          8    SHARED VOTING POWER
OWNED BY                           0*
EACH           --------------------------------------------------
REPORTING             9    SOLE DISPOSITIVE POWER
PERSON                          125,825*
WITH           --------------------------------------------------
                     10    SHARED DISPOSITIVE POWER
                                   0*
-------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
       REPORTING PERSON
       125,825*
-------------------------------------------------------------------------------
12     CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
       CERTAIN SHARES (SEE INSTRUCTIONS)
       [X]
-------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
       3.8%
-------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON
       HC
-------------------------------------------------------------------------------

* See response to Item 5

CUSIP No. 913111209                  13D                    Page 4 of 13 Pages
-------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       Jesse T. Correll
-------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
       (a)  [X]
       (b)  [ ]
-------------------------------------------------------------------------------
3      SEC USE ONLY
-------------------------------------------------------------------------------
4      SOURCE OF FUNDS
       AF
-------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
       REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

-------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION
       United States
-------------------------------------------------------------------------------
                     7    SOLE VOTING POWER
NUMBER OF                         0
SHARES         --------------------------------------------------
BENEFICIALLY         8    SHARED VOTING POWER
OWNED BY                   See response to Item 5
EACH           --------------------------------------------------
REPORTING            9    SOLE DISPOSITIVE POWER
PERSON                            0
WITH           --------------------------------------------------
                    10   SHARED DISPOSITIVE POWER
                          See response to Item 5
-------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
       REPORTING PERSON
       See response to Item 5
-------------------------------------------------------------------------------
12     CHECK IF THE  AGGREGATE  AMOUNT  IN  ROW 11
       EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
       [X]
-------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
       See response to Item 5
-------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON
       IN

CUSIP No. 913111209                 13D                      Page 5 of 13 Pages
-------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       First Southern Capital Corp., LLC
-------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
       (a)  [X]
       (b)  [ ]
-------------------------------------------------------------------------------
3      SEC USE ONLY
-------------------------------------------------------------------------------
4      SOURCE OF FUNDS
       WC
-------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
       REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

-------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION
       Kentucky
-------------------------------------------------------------------------------
                     7    SOLE VOTING POWER
NUMBER OF                      183,033*
SHARES         --------------------------------------------------
BENEFICIALLY         8    SHARED VOTING POWER
OWNED BY                          0*
EACH           --------------------------------------------------
REPORTING            9    SOLE DISPOSITIVE POWER
PERSON                         183,033*
WITH           --------------------------------------------------
                    10    SHARED DISPOSITIVE POWER
                                  0*
-------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
       REPORTING PERSON
       183,033*
-------------------------------------------------------------------------------
12     CHECK IF THE  AGGREGATE  AMOUNT  IN  ROW 11
       EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
       [X]
-------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
       5.6%
-------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON
       CO
-------------------------------------------------------------------------------

*  See response to Item 5

CUSIP No. 913111209                13D                       Page 6 of 13 Pages

-------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       First Southern Investments, LLC
-------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
       (a)  [X]
       (b)  [ ]
-------------------------------------------------------------------------------
3      SEC USE ONLY
-------------------------------------------------------------------------------
4      SOURCE OF FUNDS
       WC
-------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
       REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

-------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION
       Kentucky
-------------------------------------------------------------------------------
                     7    SOLE VOTING POWER
NUMBER OF                       23,135*
SHARES         --------------------------------------------------
BENEFICIALLY         8    SHARED VOTING POWER
OWNED BY                          0*
EACH           --------------------------------------------------
REPORTING            9    SOLE DISPOSITIVE POWER
PERSON                          23,135*
WITH           --------------------------------------------------
                    10    SHARED DISPOSITIVE POWER
                                  0*
-------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
       REPORTING PERSON
       23,135*
-------------------------------------------------------------------------------
12     CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
       CERTAIN SHARES (SEE INSTRUCTIONS)
       [X]
-------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
       0.7%
-------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON
       CO
-------------------------------------------------------------------------------

* See response to Item 5

                                Explanatory Note

          With this amendment, the reporting persons are updating information in Items 3 and 5 to reflect recent transactions in shares of common stock of United Trust Group, Inc.

ITEM 1.  SECURITY AND ISSUER

         Not amended.

ITEM 2.  IDENTITY AND BACKGROUND

         Not amended.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The amount of funds used in making the purchases of the Common Stock by each Reporting Person is as follows:

         First Southern Bancorp, Inc.                $  1,377,922
         First Southern Funding, LLC                 $  9,715,163
         First Southern Capital Corp., LLC           $  2,339,995
         First Southern Investments, LLC             $    291,000
                  Total                              $ 13,724,080

         Funds used by First Southern Bancorp, Inc.
          to purchase Convertible Notes (including
          accrued interest)                          $  3,108,050

         Funds used by First Southern Bancorp, Inc.
          to purchase shares of United Income, Inc.,
          ("UII") which were converted into shares of
          Common Stock in the merger of UII into UTI $     38,760

                  Aggregate amount*                  $ 16,870,890

          *Excludes acquisition related expenses.


The total amount used by First Southern Bancorp, Inc. to purchase shares of Common Stock, Convertible Notes and shares of common stock of UII which were converted into Common Stock was $4,524,732.70.

         The Reporting Persons employed working capital to make these purchases of the Common Stock, including funds on hand and amounts drawn under existing lines of credit with Star Bank, NA. FSF borrowed $7,622,513 and FSB borrowed $1,820,775 in making the purchases.

ITEM 4.  PURPOSE OF TRANSACTION

         Not amended.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

(a-b) The beneficial ownership of the Common Stock by each Reporting Person is as follows. Each Reporting Person has sole voting and dispositive power over the shares listed opposite the Reporting Person's name, except as noted:

         REPORTING PERSON                  NUMBER OF SHARES         PERCENT<F1>
         First Southern Bancorp, Inc        125,825 shares            3.83%
         First Southern Funding, LLC        794,923 shares           24.17%
         First Southern Capital Corp., LLC  183,033 shares            5.57%
         First Southern Investments, LLC     23,135 SHARES            0.70%
         Total<F2>                        1,126,916 shares           34.27%

         <F1> The percentage of outstanding shares is based on 3,288,448  shares of Common Stock outstanding.
         <F2>The Reporting  Persons have agreed in principle to act together for the purpose of acquiring or holding equity securities of UTI. Therefore, for purposes of this Schedule 13D, each may be deemed to have acquired beneficial ownership of the equity securities of UTI beneficially owned by each of the other Reporting Persons. In addition, by virtue of his ownership of voting securities of FSF and FSBI, Mr. Correll may be deemed to beneficially own the total number of shares of Common Stock owned by them, and may be deemed to share with them the right to vote and to dispose of such shares. Mr. Correll owns approximately 82% of the outstanding membership interests of FSF; he owns directly approximately 23% and companies he controls own approximately 36% of the outstanding voting stock of FSB. In addition, he is a manager of First Southern Capital Corp., LLC and First Southern Funding, LLC.

                  The above amounts do not include additional shares of Common Stock that may be acquired upon exercise of Convertible Notes of UTI currently held by FSBI and under the Option Agreement described in Item 4 and incorporated herein by reference:

         Convertible Notes                204,800 shares
         Option Agreement               1,450,000 shares (subject to adjustment)

         Beneficial ownership of up to 51% of the outstanding Common Stock can be acquired under the Option Agreement. Beneficial ownership of these shares is disclaimed at this time.

   (c) The following transactions of the Common Stock of the Issuer were effected since the most recent filing of Schedule 13D by the Reporting
         Persons:

Transaction 1:
         (1) Identity of the person who effected the transaction: First Southern Funding, LLC
         (2) The date of the transaction:  August 11, 1999
         (3) The amount of securities involved:  4,000 shares
         (4) The price per share or unit: $8.31 per share (excluding brokerage commissions)
         (5) Where and how the transaction was effected: By the Reporting Person's broker, J.J.B. Hilliard, W.L. Lyons, Inc.

Transaction 2:
         (1) Identity of the person who effected the transaction: First Southern Funding, LLC
         (2) The date of the transaction:  August 12, 1999
         (3) The amount of securities involved:  2,000 shares
         (4) The price per share or unit: $8.31 per share (excluding brokerage commissions)
         (5) Where and how the transaction was effected: By the Reporting Person's broker, J.J.B. Hilliard, W.L. Lyons, Inc.

Transaction 3:
         (1) Identity of the person who effected the transaction: First Southern Funding, LLC
         (2) The date of the transaction:  August 13, 1999
         (3) The amount of securities involved:  3,200 shares
         (4) The price per share or unit: $8.31 per share (excluding brokerage commissions)
         (5) Where and how the transaction was effected: By the Reporting Person's broker, J.J.B. Hilliard, W.L. Lyons, Inc.

Transaction 4:
         (1) Identity of the person who effected the transaction: First Southern Funding, LLC
         (2) The date of the transaction:  August 25, 1999
         (3) The amount of securities involved:  1,900 shares
         (4) The price per share or unit: $8.13 per share (excluding brokerage commissions)
         (5) Where and how the transaction was effected: By the Reporting Person's broker, J.J.B. Hilliard, W.L. Lyons, Inc.

Transaction 5:
         (1) Identity of the person who effected the transaction: First Southern Funding, LLC
         (2) The date of the transaction:  August 31, 1999
         (3) The amount of securities involved:  6,000 shares
         (4) The price per share or unit: $8.19 per share (excluding brokerage commissions)

         (5) Where and how the transaction was effected: By the Reporting Person's broker, J.J.B. Hilliard, W.L. Lyons, Inc.

Transaction 6:
         (1) Identity of the person who effected the transaction: First Southern Funding, LLC
         (2) The date of the transaction:  October 8, 1999
         (3) The amount of securities involved:  2,053 shares
         (4) The price per share or unit:  $8.25 per share
         (5) Where and how the transaction was effected: In private transactions with 17 United Trust Group, Inc. shareholders

Transaction 7:
         (1) Identity of the person who effected the transaction: First Southern Funding, LLC
         (2) The date of the  transaction:  October 8, 1999
         (3) The  amount  of securities  involved:  4,000  shares
         (4) The  price per share or unit:  $8.25 per share
         (5) Where  and  how the transaction was  effected:   By  the  Reporting
Person's  broker, Herzog Heine Geduld

Transaction 8:
         (1) Identity of the person who effected the transaction: First Southern Funding, LLC
         (2) The date of the transaction:  October 14, 1999
         (3) The amount of securities involved:  1,113 shares
         (4) The price per share or unit:  $8.25 per share
         (5) Where and how the transaction was effected: In private transactions with 10 United Trust Group, Inc. shareholders.

Transaction 9:
         (1) Identity of the person who effected the transaction: First Southern Funding, LLC
         (2) The date of the transaction:  October 18, 1999
         (3) The amount of securities involved:  3,500 shares
         (4) The price per share or unit: $8.19 per share (excluding brokerage commissions)
         (5) Where and how the transaction was effected:   By the Reporting
Person's broker, J.J.B. Hilliard, W.L. Lyons, Inc.

Transaction 10:
         (1) Identity of the person who effected the transaction: First Southern Funding, LLC
         (2) The date of the transaction:  October 19, 1999
         (3) The amount of securities involved:  1,827 shares
         (4) The price per share or unit:  $8.25 per share
         (5) Where and how the transaction was effected: In private transactions with 13 United Trust Group, Inc. shareholders.

ITEM 7:  MATERIAL TO BE FILED AS EXHIBITS

         Not amended.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

   October 19, 1999             By:  /S/ JESSE T. CORRELL
                                      Jesse T. Correll
                                      Attorney-in-Fact on behalf of each of  the
                                      Reporting Persons*



* Pursuant to the Agreement among Reporting Persons dated January 5, 1999, for the filing of a single Schedule 13D pursuant to Rule 13d-1-(f)(1), each Reporting Person has authorized Jesse T. Correll to sign on behalf of such Reporting Person any Schedule 13D or amendments thereto that are required to be filed on behalf of the Reporting Persons to this Schedule 13D.

                                  EXHIBIT INDEX



EXHIBIT NO.              DESCRIPTION


         A* Acquisition Agreement between FSF and UTI dated April 30, 1998, as amended May 29, 1998, including the following exhibits thereto: Stock Purchase Agreement between FSF and Larry E. Ryherd dated April 30, 1998; Convertible Note Purchase Agreement between FSF and James E. Melville, George
                  E. Francis, Brad M. Wilson, Joseph H. Metzger, Theodore C. Miller, Michael K. Borden and Patricia G. Fowler dated April 30, 1998; and Option Agreement between FSF and UTI dated April 30, 1998

         B*       Agreement  among  Reporting  Persons dated January 5, 1999 for
                  the  filing  of  a  single   Schedule  13D  pursuant  to  Rule
                  13d-l(f)(l).

         C*       Letter   agreements  and   promissory  note   relating  to the
                  borrowing of funds by FSF.

         D*       Letter   agreements  and  promissory  note   relating  to  the
                  borrowing of funds by FSB.

         E*       Agreement   of   Assignment  among the Reporting Persons dated
                  November 20, 1998

         F*       Members of First Southern Investments, LLC

*  Previously filed